UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

ADM TRONICS UNLIMITED, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-17629	22-1896032
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

224-S Pegasus Avenue
Northvale, New Jersey 07647

(Address of principal executive offices, including zip code)

(201) 767-6040

(Registrant's telephone number, including area code)

Approximate Date of Mailing: November 6, 2026

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

ADM TRONICS UNLIMITED, INC.
224-S Pegasus Avenue
Northvale, New Jersey 07647

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

This Information Statement is being furnished to the holders of record of shares of common stock, par value $0.0005 per share (the “Common Stock”), of ADM Tronics Unlimited, Inc., a Delaware corporation (the “Company”), as of October 30, 2026 (the “Record Date”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with an anticipated change in a majority of the members of the Company's Board of Directors (the “Board”) otherwise than at a meeting of the Company's stockholders.

As more fully described below under “Transaction Overview,” on October 26, 2026, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the institutional and/or individual accredited investors party thereto (collectively, the “Purchasers”), providing for the private placement, at an initial closing (the “Initial Closing”) followed by one or more subsequent closings on a rolling basis (each, a “Subsequent Closing” and, together with the Initial Closing, the “Closings”; the date of each Closing, a “Closing Date,” and the date of the Initial Closing, the “Initial Closing Date”), of shares of Common Stock, pre-funded warrants and warrants for targeted aggregate gross proceeds of approximately $5,000,000 (the “PIPE Financing” or the “Transaction”). The Purchaser group was coordinated by Longview Innovation LLC (“Longview”), which participated in the Initial Closing for $50,000 of securities, on the same terms as other Purchasers. The Initial Closing occurred on October 27, 2026, and a Subsequent Closing occurred on October 28, 2026. Effective as of the Initial Closing, the Board was increased from one (1) to two (2) directors and Michael Burychka was elected as a director. Effective automatically at the Board Effective Time (as defined below), the Board will be further increased from two (2) to five (5) directors by the election of Klaus Kleinfeld and Greg Wasson, with the fifth seat held vacant for one additional independent director. In connection with the Initial Closing, the Company, Andre’ DiMino, the Company’s President and Chief Executive Officer and its sole director before the Initial Closing, and the Purchasers entered into a Voting Agreement (the “Voting Agreement”), under which Mr. DiMino and the Purchasers have agreed to vote their shares of Common Stock in favor of the election of Mr. DiMino and the other members of the reconstituted Board, as described below under “Change in a Majority of the Board of Directors and Management Transition—Voting Agreement.” As a result, following the Board Effective Time, three (3) of the four (4) directors then serving will be persons who were not directors of the Company before the Transaction, which will constitute a change in a majority of the members of the Board otherwise than at a meeting of stockholders. The Purchase Agreement, the Warrants, the Pre-Funded Warrants and the Legacy Rights Agreement (each as defined below), the Voting Agreement and the other agreements contemplated by the Purchase Agreement are referred to collectively as the “Transaction Documents.”

As of even date herewith, the Company has filed a Current Report on Form 8-K with the Securities and Exchange Commission (the “SEC” or the “Commission”) describing the Transaction. The Purchase Agreement, the form of Warrant, the form of Pre-Funded Warrant, the Legacy Rights Agreement, the form of indemnification agreement and the Voting Agreement were filed as Exhibits 10.1, 4.1, 4.2, 10.2, 10.3 and 10.4, respectively, to that Current Report on Form 8-K. The description of the Transaction contained in this Information Statement is qualified in its entirety by reference to those agreements.

This Information Statement is being filed with the Commission and transmitted to the stockholders entitled to vote in an election of directors in connection with the elections of Klaus Kleinfeld and Greg Wasson to the Board. Under the Transaction Documents, the elections of Klaus Kleinfeld and Greg Wasson as directors will not become effective until the later of (i) the Initial Closing and (ii) the expiration of the ten (10) calendar day period following the later of the date on which the Company files this Information Statement with the Commission and the date on which the Company transmits this Information Statement to its stockholders of record (such time, the “Board Effective Time”).

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED, AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY. This Information Statement is being provided solely for informational purposes and to comply with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Information Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding anticipated Subsequent Closings of the PIPE Financing, the timing and effectiveness of the Board Effective Time, the composition and reconstitution of the Board, the contemplated management transition, the contemplated Reverse Stock Split, the anticipated use of proceeds, the adoption and implementation of the Equity Incentive Plan (as defined below), and the contemplated reorganization, funding and operation of the Legacy Business.

These statements are based on the Company’s current expectations and are subject to risks and uncertainties, including risks that Subsequent Closings may not occur when expected or at all or aggregate gross proceeds may not reach $5,000,000; that the conditions to Subsequent Closings or to the contemplated Legacy Business reorganization, including continuity of the Legacy Business’s regulatory certifications, may not be satisfied; that the Board Effective Time may be delayed or may not occur as expected; that Mr. DiMino may exercise his rights under the Legacy Rights Agreement; that the Company may be unable to use the proceeds of the PIPE Financing as expected or to implement the contemplated Reverse Stock Split, Equity Incentive Plan, management transition or Legacy Business reorganization on the anticipated terms; and risks relating to the Company’s existing business, financial condition and public company status, including risks relating to its ability to continue as a going concern, customer concentration, supplier and raw material availability, regulatory compliance, internal control over financial reporting, competition, intellectual property protection, product liability, dependence on key personnel, volatility and liquidity in the market for its Common Stock and the other risks described in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2026 and subsequent filings with the Commission.

Forward-looking statements speak only as of the date of this Information Statement. Actual results may differ materially from those expressed or implied by these forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

TRANSACTION OVERVIEW

Under the Purchase Agreement, the Company is issuing and selling to the Purchasers, at the Initial Closing and any Subsequent Closings, (i) shares of Common Stock (the “Shares”) at a purchase price of $0.10 per Share; (ii) at a Purchaser’s election, in lieu of Shares that would otherwise cause such Purchaser to exceed the Beneficial Ownership Limitation (as defined below), pre-funded warrants to purchase one share of Common Stock each at an exercise price of $0.001 per share (the “Pre-Funded Warrants”), at a purchase price of $0.099 per Pre-Funded Warrant; and (iii) warrants to purchase a number of shares of Common Stock equal to 50% of the sum of the Shares and the shares underlying the Pre-Funded Warrants purchased by such Purchaser at the applicable Closing (the “Warrants”). The targeted aggregate gross proceeds of approximately $5,000,000 are based on a pre-money valuation of approximately $6,758,850, calculated as the $0.10 per Share purchase price multiplied by the 67,588,504 shares of Common Stock outstanding as of the date of the Purchase Agreement, without giving effect to the Reverse Stock Split (as defined below), resulting in an approximate post-money valuation of $11,758,850. The aggregate gross proceeds may not exceed $5,400,000, or such lesser amount as is necessary to ensure that the Company has sufficient authorized but unissued and unreserved shares of Common Stock for the issuance of all Shares and the reservation of all shares issuable upon exercise of the Warrants and Pre-Funded Warrants (the “Maximum Offering Amount”).

The Warrants are exercisable at an exercise price of $0.10 per share, subject to adjustment for stock dividends, stock splits, distributions and fundamental transactions, at any time on or after the applicable Closing Date and until the fifth anniversary of that Closing Date, for cash or, at the holder’s election, on a cashless basis, and the Board may reduce the exercise price of the Warrants at any time, subject to applicable trading market rules. The Pre-Funded Warrants are exercisable at any time after issuance until exercised in full, for the nominal exercise price of $0.001 per share or, if no registration statement covering the resale of the underlying shares is then effective, on a cashless basis. Neither the Warrants nor the Pre-Funded Warrants may be exercised to the extent that the holder, together with its affiliates and attribution parties, would beneficially own more than 4.99% (or, at the election of the holder at the applicable Closing, 9.99%) of the outstanding Common Stock (the “Beneficial Ownership Limitation”). Any increase in the Beneficial Ownership Limitation will not become effective until the 61st day after it is noticed or agreed and, in the case of the Warrants, may not exceed 9.99%. The Beneficial Ownership Limitation does not apply to Warrants or Pre-Funded Warrants held by a member of the Anchor Investor (as defined below) for so long as it remains a member. The Purchase Agreement contains customary representations, warranties and covenants of the Company and the Purchasers, including covenants regarding the reservation of shares of Common Stock for issuance upon exercise of the Warrants and Pre-Funded Warrants, the reconstitution of the Board, the Reverse Stock Split and the reorganization of the legacy business. The PIPE Financing will terminate no later than December 31, 2026, and will terminate earlier if the Maximum Offering Amount is raised or the Company elects to end the offering after all accepted subscriptions have been consummated or otherwise terminated in accordance with the Purchase Agreement. No Closing may occur after the offering terminates. Any unconsummated purchase and sale obligations automatically terminate when the offering terminates, and funds received for securities not issued must be promptly returned. Termination does not affect completed Closings, surviving rights and obligations or liability for prior breaches.

The principal terms of the PIPE Financing, as set forth in the Purchase Agreement, are summarized below:

Securities offered

Shares of Common Stock at $0.10 per Share and, at a Purchaser’s election to avoid exceeding the Beneficial Ownership Limitation, Pre-Funded Warrants at $0.099 per Pre-Funded Warrant, together with Warrants to purchase shares of Common Stock equal to 50% of the sum of the Shares and the shares underlying the Pre-Funded Warrants purchased by each Purchaser.

Combined target gross proceeds	Approximately $5,000,000, subject to the Maximum Offering Amount of $5,400,000.

Pre-money valuation	Approximately $6,758,850 ($0.10 per share multiplied by the 67,588,504 shares of Common Stock outstanding as of the date of the Purchase Agreement, without giving effect to the Reverse Stock Split).

Post-money valuation	Approximately $11,758,850 at targeted aggregate gross proceeds of $5,000,000.

Initial Closing

Targeted gross proceeds of at least $1,000,000, which may be exceeded at the Company’s discretion subject to the Maximum Offering Amount, to occur no later than October 30, 2026. On October 27, 2026, the Company consummated the Initial Closing, issuing 13,000,000 Shares and Warrants to purchase 6,500,000 shares of Common Stock to three Purchasers, for gross proceeds of $1,300,000. No Pre-Funded Warrants were issued at the Initial Closing.

Subsequent Closings

One or more Subsequent Closings on a rolling basis, at dates agreed by the Company and the participating Purchasers, for additional gross proceeds in such amounts as the Company may determine, subject to the Maximum Offering Amount and the applicable closing conditions. The Company expects to receive at least $1,000,000 in additional aggregate gross proceeds (for a total of $2,000,000) at one or more Subsequent Closings during the fourteen (14) calendar days following the Initial Closing Date. The offering will terminate on or before December 31, 2026, as described above. Existing Purchasers may make additional investments and additional Purchasers may join by executing counterpart signature pages identifying the applicable Closing and incremental investment, without amendment of the Purchase Agreement. On October 28, 2026, the Company consummated a Subsequent Closing, issuing 2,500,000 Shares and Warrants to purchase 1,250,000 shares of Common Stock, for gross proceeds of $250,000.

Purchasers	Institutional and individual accredited investors, including Mr. Burychka, Dr. Kleinfeld and Mr. Wasson, through entities under their control.

Purchaser group coordinator

Longview Innovation LLC, with which Michael Burychka is affiliated, coordinated the Purchaser group. Longview purchased securities by executing a signature page and is a Purchaser under the Purchase Agreement and, other than as the designated payee of the expense reimbursement described below, has the rights and obligations of a Purchaser under the Purchase Agreement.

Use of proceeds

Working capital, transaction costs and the expansion of the Company’s business into new deep technology areas. All subscription amounts are deposited into a new deposit account of the Company (the “Designated Account”). Up to $500,000 of the net proceeds is reserved to fund the legacy business through the purchase of Legacy Preferred Stock (as defined below). The Purchase Agreement required the Company to transfer $200,000 of that amount at the Initial Closing from the Designated Account to the Company’s existing operating account (the “Legacy Transfer”). The Company made the Legacy Transfer at the Initial Closing. The remaining $300,000 will become available once aggregate gross proceeds actually received by the Company at all Closings reach $5,000,000 and, if that occurs before the legacy business reorganization, will be transferred to that operating account on the same terms as the Legacy Transfer, subject to the funding conditions described below. The authorized signatories on the Designated Account are Mr. DiMino, Mr. Burychka and Mr. Wasson, and each disbursement before the legacy business reorganization requires the authorization of two of them. Until the Board Effective Time, disbursements from the Designated Account other than for permitted uses, and any change to its authorized signatories, require the consent of the Anchor Investor (as defined below).

Board reconstitution

The Board was increased from one (1) to two (2) directors at the Initial Closing and will be increased from two (2) to five (5) directors at the Board Effective Time, as described below under “Change in a Majority of the Board of Directors and Management Transition.”

Closing conditions

Customary conditions, including the absence of a material adverse effect, and, at the Initial Closing, (i) the increase of the Board to two (2) directors and the election of Mr. Burychka, and the adoption of irrevocable Board resolutions providing for the further increase of the Board at the Board Effective Time; (ii) the execution of indemnification agreements with the Company’s directors and executive officers and with each incoming director; (iii) the binding of a directors’ and officers’ liability insurance policy; (iv) aggregate subscriptions of at least $1,000,000 funded at the Initial Closing; (v) the establishment of the Designated Account; (vi) the execution and delivery of the Voting Agreement by the Company and Mr. DiMino; and (vii) the delivery by Mr. DiMino of the acknowledgment regarding his employment agreement described below under “Management Transition.” The Company’s obligation to sell securities to each Purchaser at any Closing is also conditioned on that Purchaser’s execution and delivery of a counterpart signature page to the Voting Agreement, unless it has become a party in connection with a prior Closing. None of the Reverse Stock Split, the occurrence of the Board Effective Time or the appointment of the additional independent director is a condition to any Closing.

Exemption from registration

The Shares, Pre-Funded Warrants and Warrants are to be issued in a private placement to accredited investors, without general solicitation, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D thereunder. The Company has not engaged a placement agent, broker or finder in connection with the PIPE Financing.

Registration rights

Piggyback registration rights under the Purchase Agreement with respect to registration statements filed by the Company following the Initial Closing, subject to customary exclusions and underwriter cutbacks. The Purchasers have no demand registration rights, and the Company has no liquidated damages obligation. The Shares and the shares issuable upon exercise of the Warrants and Pre-Funded Warrants are restricted securities that may be resold under Rule 144 under the Securities Act once the applicable holding period and the other applicable conditions of Rule 144 are satisfied.

Expenses

Reimbursement at the applicable Closing, from the proceeds of the PIPE Financing, of up to $100,000 in the aggregate of reasonable and documented legal, accounting and due diligence expenses of the Purchasers, including expenses incurred by Longview and its counsel on behalf of the Purchaser group and in Longview’s capacity as a Purchaser, payable to Longview as the payee designated by the Purchasers. Only actual, documented out-of-pocket expenses paid or payable to third parties are reimbursable, and no portion of the reimbursement is contingent upon, or calculated by reference to, the amount of securities sold.

Governing law	Delaware law; exclusive jurisdiction of the Delaware courts; waiver of jury trial.

Participation Rights, Information Rights and Board Observer Rights

Under the Purchase Agreement, during the period from the Initial Closing Date until thirty-six (36) months following the last Closing Date actually occurring, each Purchaser investing $1,000,000 or more will have a pro rata right to participate in future issuances of equity or equity-linked securities by the Company, up to the amount necessary to maintain that Purchaser's fully diluted ownership percentage immediately prior to the financing. The Company is to provide thirty (30) business days' notice of any such financing, and the Purchaser must elect to participate within that period. Issuances at Closings under the Purchase Agreement are excluded from this right. Customary exempt issuances, including issuances under the Equity Incentive Plan (as defined below), are excluded from this right.

For these information and observer rights and the participation rights described above, the members of the Anchor Investor are treated collectively as one Purchaser, with their investments and beneficial holdings aggregated without duplication. Each Purchaser investing $250,000 or more (a “Significant Purchaser”) is to receive reasonable access to management and, upon request, the right to inspect the Company's books and records during normal business hours, subject to confidentiality. Each Purchaser investing $1,000,000 or more may additionally designate one non-voting Board observer, subject to customary confidentiality and conflict-screening protocols, except that the Anchor Investor may not designate an observer while the Anchor Investor Designee serves on the Board. Any observer right terminates upon the earliest of (i) an uplisting of the Common Stock to a national securities exchange, (ii) three (3) years from the Initial Closing Date, and (iii) the date on which the Purchaser holding such right beneficially owns less than 3% of the Company's fully diluted shares.

Any information provided to a Purchaser that constitutes material nonpublic information will be subject to that Purchaser's obligation to maintain its confidentiality and to refrain from trading in the Company's securities on the basis of that information until it has been publicly disclosed or is no longer material, consistent with Regulation FD and other applicable securities laws.

MATTERS NOT CONDITIONS TO CLOSING: REVERSE STOCK SPLIT AND LEGACY BUSINESS REORGANIZATION

Contemplated Reverse Stock Split

The Purchase Agreement provides that, following the last Closing actually consummated, the Company will pursue a 1-for-20 reverse split of the Common Stock (the “Reverse Stock Split”) at such time as the Board determines advisable, taking into account market conditions, uplisting objectives and other relevant factors, and that the Company will use commercially reasonable efforts to complete the Reverse Stock Split prior to March 31, 2027. The Reverse Stock Split is a separate, post-closing step and is not a condition to any Closing. No reverse stock split has been effected as of the date of this Information Statement, and the implementation of any reverse stock split would be subject to Board approval and to compliance with the Delaware General Corporation Law, the Company's certificate of incorporation and bylaws, and applicable Commission and Financial Industry Regulatory Authority rules, including, if required, approval by the Company's stockholders.

Except where expressly noted as illustrative, the share numbers set forth in this Information Statement are presented on a pre-split basis and do not give effect to any reverse stock split.

Contemplated Legacy Business Reorganization

The Purchase Agreement further contemplates that, following the Initial Closing, the Company's existing operating businesses—its proprietary medical device, water-based chemical formulation and contract design, engineering and manufacturing businesses (the “Legacy Business”)—will be reorganized into a newly formed, wholly owned subsidiary of the Company (the “Legacy Subsidiary”). As part of that reorganization, the Company will change its corporate name to a new name reflecting its broader business, as approved by a majority of the then members of the Board, and, immediately after that name change becomes effective and on the same day, will cause the Legacy Subsidiary to file an amendment to its certificate of incorporation changing its name to “ADM Tronics Unlimited, Inc.” Until that name is adopted, the Legacy Subsidiary will use an interim name designated by the Company. Andre' DiMino would continue as Chief Executive Officer of the Legacy Subsidiary following that transition. Like the Reverse Stock Split, this reorganization is a separate, post-closing step and is not a condition to any Closing.

The Company's ISO 13485 certification, FDA facility registration and other material certifications, licenses and registrations held by its existing operating business (collectively, the “Certifications”) are core assets of the business. Before implementing the contemplated reorganization, the Company, with the direct involvement of Mr. DiMino, will engage with each relevant certifying body and regulatory authority to confirm the specific mechanism—whether a name or entity change notification, a formal transfer process or another approach specified by that body—required to carry the Certifications forward to the Legacy Subsidiary without lapse or the need for a fresh audit or re-registration. The internal reorganization will not be completed until the Company is satisfied, in consultation with Mr. DiMino, that continuity of the Certifications is assured.

In connection with the Transaction, the Company and Mr. DiMino entered into a Legacy Rights Agreement (the “Legacy Rights Agreement”), which became effective upon the Initial Closing. Under the Legacy Rights Agreement, following the reorganization the Legacy Subsidiary will be operated as a ring-fenced subsidiary, with its assets held separately from, and not encumbered to secure, Company-level obligations. The Company has agreed to fund up to $500,000 in aggregate capital to the Legacy Subsidiary through the purchase of Series A Redeemable Preferred Stock of the Legacy Subsidiary (the “Legacy Preferred Stock”), including the $200,000 Legacy Transfer required at the Initial Closing and, once aggregate gross proceeds actually received by the Company at all Closings reach $5,000,000, the balance of that amount. Until the reorganization, Mr. DiMino has sole discretion over the use of the amounts transferred to the Company’s existing operating account for the Legacy Business, without approval or direction of the Board, including to pay his fixed annual bonus for the fiscal year ended March 31, 2026 and any base salary due to him under his employment agreement and not yet paid. Those amounts count toward the $500,000 commitment and will be exchanged for Legacy Preferred Stock at the reorganization. The Legacy Preferred Stock accrues a 4% cumulative dividend and is redeemable from the Legacy Subsidiary’s excess cash. Subject to limited conditions, this funding commitment is irrevocable, does not require further Board approval and is owed directly to Mr. DiMino. Upon the occurrence of specified trigger events—a failure to receive at the Initial Closing aggregate gross proceeds in the amount contemplated by Section 4.2(f) of the Purchase Agreement, currently at least $1,000,000, without giving effect to any waiver by the Purchasers, a Company-level insolvency or uncured material default, a failure to seat the reconstituted Board (other than by reason of the Rule 14f-1 waiting period, the vacancy reserved for the additional independent director or Mr. DiMino’s breach of the Voting Agreement), or a funding failure continuing for thirty (30) days after notice—Mr. DiMino may elect, within ninety (90) days, to acquire, or to cause a spin-off of, the Legacy Business on pre-agreed terms. Because the Company received $1,300,000 at the Initial Closing, the first of those trigger events did not occur. Neither the failure of any Subsequent Closing to occur, including the additional $1,000,000 expected within fourteen (14) days following the Initial Closing, nor the failure to reach $5,000,000 in aggregate gross proceeds at the Closings will, by itself, constitute a trigger event. Any acquisition or spin-off requires the approval of a majority of the disinterested independent directors of the Board and a fairness opinion or independent valuation satisfactory to them, and any acquisition also requires cash consideration of not less than the fair market value of the Legacy Business as determined by an independent valuation firm selected by a majority of the disinterested directors and the approval of the holders of a majority of the outstanding Common Stock not held by Mr. DiMino or his affiliates. Mr. DiMino also holds personal contractual consent rights over specified material actions affecting the Legacy Business, including his removal as Chief Executive Officer of the Legacy Subsidiary other than for cause and any requirement that the Legacy Subsidiary provide cash or credit support to or for the benefit of the Company, together with information and early-warning rights regarding the Company's financial condition. These consent rights do not create any voting or veto right at the level of the Board. The Company may not amend or waive any provision of the Legacy Rights Agreement in a manner materially adverse to the Company, as determined in good faith by a majority of the disinterested directors, without the consent of the holders of a majority of the outstanding Common Stock not held by Mr. DiMino or his affiliates. The Legacy Rights Agreement expires on the earliest of the consummation of an acquisition or spin-off, Mr. DiMino ceasing to serve as Chief Executive Officer of the Legacy Subsidiary (other than by removal without cause or resignation for good reason), mutual agreement and the fifth anniversary of the Initial Closing. The Company must use its reasonable best efforts to complete the reorganization within three months after the Board Effective Time, which date is automatically extended for up to 90 days while required third-party consents are being pursued in good faith. If the reorganization is not completed by that date, other than for specified reasons, Mr. DiMino may require the Company to transfer the unfunded balance of the funding commitment, subject to the $5,000,000 threshold, to the Company’s existing operating account on the same terms as the Legacy Transfer. Following its formation, the Legacy Subsidiary will become a party to the Legacy Rights Agreement by executing a joinder. The Legacy Rights Agreement does not provide Mr. DiMino with any right to designate directors of the Company or affect his beneficial ownership of Common Stock. See “Certain Relationships and Related Transactions.”

Net Operating Loss Carryforwards

As of March 31, 2026, the Company reported federal net operating loss carryforwards of $1,517,432 and state net operating loss carryforwards of $2,362,670, which may be used to offset future taxable income. As of June 30, 2026, the Company had net operating loss carryforwards of approximately $1,551,019 for U.S. federal income tax purposes and approximately $2,386,617 for state income tax purposes (collectively, the “NOLs”). The Company also reported a valuation allowance against its deferred tax assets, and management stated that it believes it is more likely than not that the remaining deferred tax assets will not be realized through future taxable income. Under the Purchase Agreement, the Company and the Purchasers will use good faith efforts to structure the transactions contemplated by the Purchase Agreement—including the Reverse Stock Split and the PIPE Financing—and any future transactions involving the Company's equity securities in a manner intended to preserve the NOLs to the maximum extent practicable under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). The Company makes no representation in the Purchase Agreement as to the amount of the NOLs that will be available to offset future taxable income.

Section 382 of the Code limits the amount of taxable income that a corporation may offset with pre-change net operating losses following an “ownership change,” which generally occurs if the percentage of the corporation’s stock owned by one or more “5-percent shareholders” (including, for this purpose, groups of public stockholders) increases by more than 50 percentage points over the lowest percentage owned by those shareholders at any time during a rolling three-year testing period. Following an ownership change, the annual use of pre-change net operating losses is generally limited to the value of the corporation’s stock immediately before the ownership change multiplied by the applicable long-term tax-exempt rate, subject to adjustment. Assuming, solely for illustration, aggregate gross proceeds of $5,000,000 from the issuance of 50,000,000 Shares at $0.10 per Share and no Pre-Funded Warrants, those Shares would represent approximately 42.5% of the Common Stock then outstanding. The Company does not expect the issuance of those securities, by itself, to result in an ownership change. If, however, the Warrants were treated as exercised for purposes of Section 382, the Purchasers would hold approximately 52.6% of the Common Stock then outstanding. The Reverse Stock Split will not by itself change the relative ownership of the Company’s stockholders, but the PIPE Financing will increase the cumulative ownership shift during the testing period, so that subsequent issuances, Warrant exercises, awards under the Equity Incentive Plan or transfers by or to 5-percent shareholders, many of which are outside the Company’s control, could cause an ownership change. If an ownership change occurs, the Company’s ability to use the NOLs could be substantially limited. Given the valuation allowance recorded against the related deferred tax assets, the Company does not expect any such limitation to affect its reported financial position. The Board has not adopted, and does not currently intend to adopt, a Section 382 rights plan, charter restrictions on transfers of the Common Stock or similar protective measures.

CHANGE IN A MAJORITY OF THE BOARD OF DIRECTORS AND MANAGEMENT TRANSITION

Pursuant to the Purchase Agreement and the Board’s written consent approving the Transaction, effective as of the Initial Closing, the Board was increased from one (1) to two (2) directors and Michael Burychka was elected to fill the resulting vacancy, with Andre’ DiMino continuing as a director. Pursuant to irrevocable resolutions adopted by the Board before the Initial Closing, effective automatically at the Board Effective Time and without further action by the Board or the stockholders, the Board will be increased from two (2) to five (5) directors by the election of Klaus Kleinfeld, as Independent Non-Executive Chairman, and Greg Wasson, as the initial Anchor Investor Designee (as defined below), with the fifth seat held vacant for one additional independent director to be identified and appointed by the Board following the Initial Closing (the “Additional Independent Director”). Accordingly, following the Board Effective Time, three (3) of the four (4) directors then serving will be persons who were not directors of the Company before the Transaction, which will constitute a change in a majority of the members of the Board otherwise than at a meeting of stockholders of the Company.

The reconstitution will be effected solely by increases in the size of the Board and the election of directors to fill the resulting newly created directorships, as permitted by Sections 141(b) and 223 of the Delaware General Corporation Law and the Company’s bylaws. No incumbent director is resigning in connection with the Transaction.

Dr. Kleinfeld and Mr. Wasson will not take office before the Board Effective Time. Mr. Burychka’s election as a director at the Initial Closing did not by itself result in a change in a majority of the Board.

Each person expected to be appointed to the Board has consented to serve as a director and has furnished the information concerning him or her set forth in this Information Statement. To the Company's knowledge, none of the incoming directors has been involved in any of the legal proceedings described in Item 401(f) of Regulation S-K during the past ten years, and there are no family relationships among any of the incoming directors and the Company's current or incoming directors or executive officers.

Change in Control

The Board reconstitution described above will constitute a change in a majority of the Company’s directors for purposes of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Board reconstitution will result in a change in control of the Company effective as of the Board Effective Time, and not as a result of the acquisition of voting control by any Purchaser or group of Purchasers. Following the Board Effective Time, Mr. Burychka, Dr. Kleinfeld and Mr. Wasson, each of whom was identified in connection with the PIPE Financing and whose election is provided for in the Purchase Agreement, will constitute three (3) of the four (4) directors then serving, and the reconstituted Board will have the power to direct the management and policies of the Company. Under the Voting Agreement, Mr. DiMino and each Purchaser have agreed to vote their shares of Common Stock in favor of the election of Mr. DiMino and the other members of the reconstituted Board, as described below under “—Voting Agreement.” The Company does not believe that the Voting Agreement will cause Mr. DiMino and the Purchasers to be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to the shares of Common Stock subject to it. Other than the Voting Agreement, the Company is not aware of any agreement, arrangement or understanding among the Purchasers with respect to the acquisition, holding, voting or disposition of Common Stock.

The PIPE Financing will, however, substantially dilute existing stockholders. Assuming, solely for illustration, aggregate gross proceeds of $5,000,000 from 50,000,000 Shares at $0.10 per Share and no Pre-Funded Warrants, the Shares issued to the Purchasers would represent, in the aggregate, approximately 42.5% of the 117,588,504 shares of Common Stock that would then be outstanding, and the Purchasers would also hold Warrants to purchase an additional 25,000,000 shares of Common Stock. If all Warrants were exercised in full, the shares issued to the Purchasers would represent, in the aggregate, approximately 52.6% of the 142,588,504 shares of Common Stock that would then be outstanding, without regard to the Beneficial Ownership Limitation and excluding any other outstanding options or warrants. The Beneficial Ownership Limitation restricts the exercise of the Warrants and Pre-Funded Warrants by each holder, and applies together with that holder’s affiliates and attribution parties; it does not impose a single aggregate cap on all unrelated Purchasers. The consideration for the securities acquired by the Purchasers is the aggregate subscription amounts paid at the Closings, which were funded from each Purchaser’s working capital or personal funds, and no portion of which was borrowed.

Control of the Board will be assumed from the Board as constituted before the Transaction, when Mr. DiMino served as the Company’s sole director. Mr. DiMino will continue to serve as a director following the Board Effective Time. The beneficial ownership of each person known to the Company to beneficially own more than 5% of the Common Stock, and of each current director and director nominee, as of the Record Date is set forth under “Security Ownership of Certain Beneficial Owners and Management.”

OTCQB Notification

Although no Purchaser is expected to acquire a majority of the outstanding voting power of the Company in the PIPE Financing, the Board reconstitution will constitute a change in control of the Company under the rules governing the OTCQB Venture Market, which treat as a change in control any change in the composition of the board of directors within a two-year period as a result of which fewer than a majority of the directors were directors immediately before the change. Under those rules, the Company must notify OTC Markets Group Inc. (“OTC Markets”) of the change in control and submit a new application for quotation on the OTCQB Venture Market within 20 days after OTC Markets notifies the Company that a new application is required. In connection with that application, OTC Markets may require the Company to satisfy additional corporate governance requirements to which the Company is not currently subject. If OTC Markets imposes those requirements, the Company expects to satisfy them within any phase-in period that OTC Markets permits.

Management Transition

Under the Purchase Agreement, Andre' DiMino will continue as President and Chief Executive Officer of the Company for the time being, and will continue as Chief Executive Officer of the Legacy Subsidiary once the legacy business is transitioned. Mr. DiMino continues to serve as a director. Under the Legacy Rights Agreement, Mr. DiMino will continue to serve as Chief Financial Officer until replaced by the Board, and, unless otherwise agreed by the Board, the Board will appoint a successor Chief Financial Officer, who will also serve as the Company’s principal financial officer and principal accounting officer, effective no later than the date on which the Company files its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026. Effective as of the Initial Closing, Michael Burychka was elected as a director of the Company. Existing Company management will continue to operate the Company’s legacy device, chemical and engineering businesses on a day-to-day basis until the Legacy Business reorganization, at which point the Company expects to hire new executive officers to act as executive officers of the Company.

Mr. DiMino’s employment agreement with the Company, dated as of January 10, 2026, described under “Executive and Director Compensation,” remains in effect. As a condition to the Initial Closing, Mr. DiMino delivered to the Company and the Purchasers a written acknowledgment and agreement that none of the Board reconstitution, any relocation of the Company’s offices (so long as his principal place of employment remains the Northvale, New Jersey facility used by the Legacy Business), the other transactions contemplated by the Transaction Documents, his ceasing to serve as Chief Financial Officer or, upon the appointment of a successor, as Chief Executive Officer of the Company, the appointment of other executive officers, the reorganization of the Legacy Business, the assignment of his employment agreement to the Legacy Subsidiary or his service as Chief Executive Officer of the Legacy Subsidiary rather than of the Company constitutes “Good Reason” or a “Change in Control” under that agreement. The Company expects to amend and restate that agreement, in a form approved by a majority of the disinterested directors, to reflect his service as Chief Executive Officer of the Legacy Subsidiary and its assumption by the Legacy Subsidiary upon the reorganization, without increasing his compensation.

Anchor Investor Designation Right

Under the Purchase Agreement, from and after the Board Effective Time and for so long as Wasson Enterprise, LLC, Greg Wasson and Greg Wasson’s spouse, together with their respective affiliates (collectively, the “Anchor Investor”), beneficially own, in the aggregate and without duplication, at least 50% of the aggregate Shares and shares underlying warrants purchased by any of them at the Closings (as adjusted for stock splits, including the Reverse Stock Split, and similar events), the Anchor Investor is entitled to designate one individual for election or appointment to the Board (the “Anchor Investor Designee”), who will initially be Greg Wasson. Purchases and beneficial ownership of all Anchor Investor members are aggregated without duplication, and transfers among them do not reduce their aggregate holdings or increase the aggregate purchase baseline. Wasson Enterprise, LLC alone exercises the collective Anchor Investor rights on behalf of all members, including giving binding consents and designating the director and exercising their aggregated information, observer and participation rights. The Company has agreed to include the Anchor Investor Designee in the slate of nominees recommended by the Board at each meeting of stockholders at which directors are elected and to use commercially reasonable efforts to cause his or her election, subject to applicable law, the fiduciary duties of the Board and the rules of the Company’s principal trading market, and not to take action to remove the Anchor Investor Designee other than for cause or at the request of the Anchor Investor. Any successor designee must be reasonably acceptable to the Board and satisfy the Company’s customary director qualification requirements, and the Board must fill any vacancy in the designated seat with the Anchor Investor’s replacement designee within ten (10) business days following the Anchor Investor’s written request. The designation right terminates, and the Anchor Investor must cause the Anchor Investor Designee to tender his or her resignation if requested by the Board, when the Anchor Investor ceases to meet the ownership threshold. The Anchor Investor Designee will be entitled to the compensation, expense reimbursement, indemnification and insurance coverage applicable to the Company’s non-employee directors. In addition, until the Board Effective Time, the Company has agreed to conduct its business in the ordinary course and not to take specified actions, including issuing equity securities, amending its organizational documents, entering into affiliate transactions, commencing the reorganization of the Legacy Business, incurring indebtedness outside its existing line of credit, paying dividends, increasing director or officer compensation or adopting or granting awards under any equity incentive plan, without the consent of the Anchor Investor.

Voting Agreement

As a condition to the Initial Closing, the Company and Mr. DiMino entered into the Voting Agreement, which became effective upon the Initial Closing. Each Purchaser delivers a counterpart signature page to the Voting Agreement as a condition to the Company’s obligation to sell securities to it and becomes a party upon the first Closing at which it purchases securities. Under the Voting Agreement, Mr. DiMino and each Purchaser that becomes a party have agreed to appear, in person or by proxy, at each meeting of stockholders at which directors are to be elected, or otherwise cause their shares to be counted as present for purposes of a quorum, and to vote, or deliver a written consent with respect to, all shares of Common Stock and other voting securities of the Company that they own of record or beneficially and have the power to vote, including Shares purchased in the PIPE Financing and shares issued upon exercise of Warrants or Pre-Funded Warrants, in favor of the election or re-election of each of the following directors then standing for election (the “Covered Directors”): Mr. DiMino, for so long as the DiMino Director Conditions (as defined below) are satisfied; Mr. Burychka; Dr. Kleinfeld; the Anchor Investor Designee, initially Mr. Wasson, for so long as the Anchor Investor satisfies the ownership threshold for its designation right; and the Additional Independent Director, from and after his or her appointment. The parties have also agreed not to vote in favor of the removal of any Covered Director other than for cause, except that any Purchaser that is a member of the Anchor Investor may vote to remove the Anchor Investor Designee at the Anchor Investor’s request or following the termination of its designation right. Each party may vote its shares in its discretion on all other matters, including the election of any director who is not a Covered Director.

The parties enter into the Voting Agreement solely in their capacities as stockholders, and it does not limit any action taken by any party or its affiliates or designees as a director or officer of the Company or require any director to act in a manner inconsistent with his or her fiduciary duties. While the Voting Agreement remains in effect, the parties may not transfer shares, Warrants or Pre-Funded Warrants subject to it other than (i) to a controlled or controlling affiliate, upon death, by gift to an immediate family member, to a bona fide estate-planning vehicle or to another party, (ii) in the case of Warrants and Pre-Funded Warrants, to an accredited investor in an exempt transaction, (iii) in a merger, consolidation, tender or exchange offer or other business combination or sale of the Company approved by the Board or (iv) in an open-market sale through a broker-dealer without knowledge that the purchaser is a party or an affiliate of a party. Transfers under clauses (i) and (ii) are subject to the transferee’s joinder to the Voting Agreement, and shares transferred under clauses (iii) and (iv) cease to be subject to it. In addition, during each of the two 12-month periods following the Initial Closing, Mr. DiMino may not transfer, including in open-market sales but excluding transfers to permitted transferees that join the Voting Agreement and Board-approved sales of the Company, shares representing, in the aggregate, more than 10% of the shares subject to the Voting Agreement that he held as of the Initial Closing, as adjusted for stock splits, including the Reverse Stock Split, and similar events, except that he may sell more than that amount in open-market sales with the prior written consent of a majority of the disinterested members of the Board. Any transfer in violation of these restrictions is void, and the Company will not register it. Mr. DiMino has also agreed that a failure to seat the reconstituted Board resulting from his breach of his voting obligations will not constitute a trigger event under the Legacy Rights Agreement.

The Voting Agreement has no fixed term. It terminates upon the earlier of the written agreement of the Company, Purchasers holding a majority of the shares subject to the Voting Agreement then held by all Purchasers party to it and, for so long as the DiMino Director Conditions are satisfied, Mr. DiMino, and the consummation of a merger, consolidation, tender or exchange offer, sale of all or substantially all of the Company’s assets or other business combination approved by the Board as a result of which the Company’s stockholders immediately before the transaction cease to hold a majority of the voting power of the Company or its successor, and it terminates as to any party that no longer holds any shares, Warrants or Pre-Funded Warrants subject to it. The “DiMino Director Conditions” are that (a) Mr. DiMino serves as Chief Executive Officer of the Legacy Subsidiary after the reorganization and, before it, as Chief Executive Officer of the Company or, following the appointment of a successor Chief Executive Officer, as the senior executive officer of the Company responsible for the Legacy Business, (b) he, together with specified permitted transferees, holds at least 50% of the shares subject to the Voting Agreement that he held at the Initial Closing, as adjusted for stock splits and similar events, and (c) the Legacy Rights Agreement has not terminated. For so long as the DiMino Director Conditions are satisfied, the Company has agreed to include Mr. DiMino in the slate of nominees recommended by the Board at each meeting of stockholders at which directors are elected, to use commercially reasonable efforts to cause his election, subject to applicable law, the Board’s fiduciary duties and the rules of the Company’s principal trading market, and not to take action to remove him as a director other than for cause. The Company’s nomination obligation terminates upon a material breach by Mr. DiMino of his voting or transfer obligations. The Voting Agreement constitutes a voting agreement within the meaning of Section 218(c) of the Delaware General Corporation Law, and no Covered Director has any right to enforce it in his or her individual capacity as a director. To the extent Section 203 of the Delaware General Corporation Law applies to the Company, the Board approved the Voting Agreement and the transactions contemplated by it for purposes of Section 203(a)(1).

Indemnification Agreements and Directors’ and Officers’ Insurance

In connection with the Transaction, the Company entered into indemnification agreements with Mr. DiMino and Mr. Burychka, effective from and after the Initial Closing, and with each of Dr. Kleinfeld and Mr. Wasson, effective from and after the Board Effective Time. Mr. DiMino’s new indemnification agreement supersedes his prior indemnification agreement with the Company. Each of these new indemnification agreements provides for indemnification and advancement of expenses to the fullest extent permitted by the Delaware General Corporation Law in connection with proceedings relating to the indemnitee’s service, subject to customary exclusions and to determination procedures by disinterested directors or independent counsel. Advancement of expenses is to be made within ten (10) business days following a request. The Company has bound a directors’ and officers’ liability insurance policy covering the same persons, with a limit of liability of $3,000,000, for a policy period from October 26, 2026 to October 26, 2027, renewable annually. The Company has agreed to maintain indemnification and insurance coverage for the Anchor Investor Designee on terms no less favorable than those applicable to the Company’s other non-employee directors for so long as he or she serves and for not less than six (6) years thereafter with respect to acts or omissions during that service.

VOTING SECURITIES OF THE COMPANY

The Company’s authorized capital stock consists of 150,000,000 shares of Common Stock, par value $0.0005 per share, of which 83,088,504 shares are issued and outstanding, and 5,000,000 shares of blank-check preferred stock, of which none are issued or outstanding, each as of the Record Date. Each share of Common Stock entitles its holder to one vote in an election of directors. Holders of Common Stock do not have cumulative voting rights in the election of directors. Shares of Common Stock held by Mr. DiMino and by each Purchaser that is a party to the Voting Agreement are subject to the voting obligations described under “Change in a Majority of the Board of Directors and Management Transition—Voting Agreement.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth historical beneficial ownership before the Initial Closing and beneficial ownership as of the Record Date by (i) each person known by the Company to beneficially own more than 5% of the outstanding Common Stock, (ii) each current director and director nominee, (iii) each named executive officer, and (iv) all current directors and executive officers as a group, in each case determined in accordance with Rule 13d-3 under the Exchange Act.

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as otherwise indicated, the Company believes that each beneficial owner named in the tables has sole voting and investment power with respect to all shares shown as beneficially owned by that owner. Unless otherwise indicated, the address of each beneficial owner is c/o ADM Tronics Unlimited, Inc., 224-S Pegasus Avenue, Northvale, New Jersey 07647.

Beneficial Ownership Prior to the Initial Closing

The following table sets forth beneficial ownership information as of immediately before the Initial Closing on October 27, 2026, based on 67,588,504 shares of Common Stock outstanding as of that time.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Class
Andre' DiMino, Chief Executive Officer and Director (1)	18,692,183	27.7%

(1)

Consists of (i) 16,991,223 shares of Common Stock held directly by Andre’ DiMino, (ii) 1,700,000 shares of Common Stock held of record by the Andres A Di Mino Trust, of which Mr. DiMino is trustee and over which he has voting and dispositive power, and (iii) 960 shares of Common Stock held by Jenny DiMino, Mr. DiMino’s spouse.

Beneficial Ownership as of the Record Date

The following table sets forth beneficial ownership as of the Record Date, based on 83,088,504 shares of Common Stock actually outstanding on that date, which includes the 13,000,000 Shares issued at the Initial Closing and the 2,500,000 Shares issued at the Subsequent Closing on October 28, 2026. Shares issuable under options, Warrants, Pre-Funded Warrants or other rights are included for a holder only to the extent exercisable within 60 days, taking account of applicable Beneficial Ownership Limitations. Such shares are added to the outstanding Common Stock only for calculating that holder’s percentage, and are not added to the denominator for other holders. The current directors and executive officers group includes Mr. DiMino and Mr. Burychka and excludes Dr. Kleinfeld and Mr. Wasson before they take office. Shares attributed to more than one member of the group are counted only once in the group total. Shares shown as beneficially owned by Mr. DiMino and by any Purchaser are subject to the Voting Agreement. The table does not give effect to any Closing occurring after the Record Date or to the Reverse Stock Split, which has not occurred as of the Record Date.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Class
Klaus Kleinfeld (incoming) (1)	3,750,000	4.4%
Greg Wasson (incoming) (2)	18,750,000	21.0%
Michael Burychka, Director (3)	750,000	0.9%
Andre' DiMino, Chief Executive Officer and Director (4)	18,692,183	22.5%
All current directors and executive officers as a group (two (2) persons)	19,442,183	23.3%

(1)

Consists of 2,500,000 Shares and 1,250,000 shares of Common Stock issuable upon exercise of Warrants exercisable within 60 days, held directly by Dr. Kleinfeld. The Warrants held by Dr. Kleinfeld are subject to a Beneficial Ownership Limitation of 4.99%.

(2)

Consists of (i) 2,500,000 Shares and 1,250,000 shares of Common Stock issuable upon exercise of Warrants exercisable within 60 days, held of record by Wasson LLC, and (ii) 10,000,000 Shares and 5,000,000 shares of Common Stock issuable upon exercise of Warrants exercisable within 60 days, held of record by G&K Investment Holdings LLC (“G&K”). Mr. Wasson is the manager of each of Wasson LLC and G&K. Mr. Wasson has voting and dispositive power over the securities held by Wasson LLC and G&K, and accordingly is deemed to beneficially own those securities. Each of Wasson LLC and G&K is an affiliate of Mr. Wasson and a member of the Anchor Investor, and the Warrants it holds are therefore not subject to a Beneficial Ownership Limitation while it remains a member. G&K alone beneficially owns 15,000,000 shares, or approximately 17.0% of the outstanding Common Stock. The address of each of Wasson LLC and G&K is 2045 W. Grand Avenue, Suite B, PMB 82152, Chicago, Illinois 60612-1577.

(3)

Consists of 500,000 Shares and 250,000 shares of Common Stock issuable upon exercise of Warrants exercisable within 60 days, held of record by Longview Innovation LLC (“Longview”). Mr. Burychka is a Managing Member of Longview and has voting or dispositive power over any securities of the Company held by Longview. As such, he is deemed to beneficially own those securities. Mr. Burychka does not directly hold any securities of the Company. The Warrants held by Longview are subject to a Beneficial Ownership Limitation of 4.99%. The address of Longview is P.O. Box 272, Unionville, Pennsylvania 19375.

(4)

Consists of (i) 16,991,223 shares of Common Stock held directly by Andre’ DiMino, (ii) 1,700,000 shares of Common Stock held of record by the Andres A Di Mino Trust, of which Mr. DiMino is trustee and over which he has voting and dispositive power, and (iii) 960 shares of Common Stock held by Jenny DiMino, Mr. DiMino’s spouse.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership of the Company’s equity securities with the Commission. The Company believes that all of its directors, executive officers and greater-than-10% stockholders complied with all applicable Section 16(a) filing requirements during the fiscal year ended March 31, 2026.

Mr. Burychka became subject to Section 16(a) upon his election as a director at the Initial Closing and will file an initial statement of beneficial ownership on Form 3 on or before November 6, 2026. Dr. Kleinfeld will be required to file an initial statement of beneficial ownership on Form 3 within ten (10) days after becoming a director at the Board Effective Time. Mr. Wasson, through Wasson LLC and G&K, became the beneficial owner of more than 10% of the outstanding Common Stock at the Initial Closing and has filed or will file an initial statement of beneficial ownership on Form 3 and a statement of beneficial ownership on Schedule 13D with respect to such ownership. Each Purchaser that becomes the beneficial owner of more than 10% of the Common Stock will become subject to Section 16(a), and each Purchaser that becomes the beneficial owner of more than 5% of the Common Stock will be required to report its beneficial ownership under Section 13(d) or Section 13(g) of the Exchange Act, as applicable.

Illustrative Pro Forma Capitalization

The following table is presented in millions and sets forth an illustrative pro forma capitalization based on the terms of the Purchase Agreement. It is presented for illustrative purposes only, assumes that the Closings produce targeted aggregate gross proceeds of $5,000,000 and assumes, solely for purposes of illustration, that the 1-for-20 Reverse Stock Split has occurred, although the actual timing of the Reverse Stock Split is separate and Board-determined. The illustration assumes the issuance of 50,000,000 Shares at $0.10 per Share ($2.00 on a post-split basis) and no Pre-Funded Warrants. Actual capitalization will depend on the amounts funded and the allocation between Shares and Pre-Funded Warrants, which have a purchase price of $0.099 before exercise. The table excludes the 25,000,000 shares (1,250,000 shares on a post-split basis) issuable upon exercise of the Warrants and any other outstanding options and warrants.

	Pre-Split Shareholdings	Post-Split Shareholdings	Percentage of Class
Existing ADMT stockholders	67,588,504	3,379,425	57.5%
New PIPE investors	50,000,000	2,500,000	42.5%
Total	117,588,504	5,879,425	100.0%

CONTINUING DIRECTOR AND EXECUTIVE OFFICER

The following table identifies the director and executive officer who served before the Initial Closing and continues to serve afterward. Mr. Burychka’s appointment at the Initial Closing and the anticipated Board composition at the Board Effective Time are described in the following section.

Name	Age	Position(s)
Andre' DiMino	70	President, Chief Executive Officer, Chief Financial Officer and Director

Andre' DiMino is the Company’s President, Chief Executive Officer, Chief Financial Officer and a director. Mr. DiMino has served as President of the Company since December 2001 and has served as a director and Chief Financial Officer of the Company since 1987. Prior to that, Mr. DiMino served as Executive Vice President and Chief Operating Officer since 1991 and as Secretary and Treasurer of the Company since 1978. Mr. DiMino also served as Technical Director of ADM Tronics from 1982 to 1991. Mr. DiMino served in various executive roles at Ivivi Technologies, Inc. from 1989 through February 2010, including Vice Chairman, Executive Vice President, Chief Technology Officer, Co-Chief Executive Officer, Chairman, Chief Financial Officer and President. Since February 12, 2010, Mr. DiMino has served as Vice President-Engineering, Manufacturing and Regulatory for Ivivi Health Sciences, LLC.

During the past ten years, Mr. DiMino has not been involved in any legal proceeding described in Item 401(f) of Regulation S-K.

DIRECTORS AND EXECUTIVE OFFICERS FOLLOWING THE BOARD EFFECTIVE TIME

Following the Board Effective Time, the Board is expected to consist of the following persons, with one seat held vacant for the Additional Independent Director, and the Company’s executive officers are expected to be as set forth below. Mr. Burychka took office as a director at the Initial Closing; Dr. Kleinfeld and Mr. Wasson will take office at the Board Effective Time.

Name	Age	Position(s)
Klaus Kleinfeld	68	Chairman of the Board (incoming)
Greg Wasson	67	Director (incoming)
Michael Burychka	55	Director
Andre' DiMino	70	President, Chief Executive Officer, Principal Financial and Accounting Officer, and Director

Klaus Kleinfeld will become a director and Independent Non-Executive Chairman of the Board at the Board Effective Time, upon expiration of the ten (10) calendar day period following the later of the filing of this Information Statement with the Commission and its transmittal to the Company’s stockholders of record. Dr. Kleinfeld is the founder and Chief Executive Officer of K2Elevation, a company that invests in and develops international technology and healthcare enterprises. He is Chairman of KONUX, a member of the supervisory boards of Brainlab, GreyOrange and Fero Labs, and an Advisory Partner at EMH Partners GmbH. He served as Chairman and Chief Executive Officer of Constellation Acquisition Corp I from November 2020 until January 30, 2023. He served as Chief Executive Officer of Alcoa Inc. from May 2008 and as its Chairman from April 2010, continuing in those roles at Arconic Inc., formerly Alcoa Inc., until April 2017. He previously served as President and Chief Executive Officer of Siemens AG and as President and Chief Executive Officer of Siemens Corporation, its principal U.S. subsidiary. The Company believes that Dr. Kleinfeld's experience leading multinational industrial businesses, developing technology enterprises and overseeing public companies qualifies him to serve as a director and as Independent Non-Executive Chairman.

Greg Wasson will become a director at the Board Effective Time, upon expiration of the ten (10) calendar day period following the later of the filing of this Information Statement with the Commission and its transmittal to the Company’s stockholders of record. Mr. Wasson has served as President and Founder of Wasson Enterprise, LLC, his family investment office, since 2016. He served as President and Chief Executive Officer of Walgreen Co. from 2009 through 2014. He has served as a director of P3 Health Partners Inc. and its predecessor, Foresight Acquisition Corp., since November 2020 and as a director of OptimizeRx Corporation since August 2020. The Company believes that Mr. Wasson's experience in public company leadership, healthcare, corporate strategy and investment qualifies him to serve as a director. Mr. Wasson was designated by the Anchor Investor, as defined above, pursuant to the Purchase Agreement.

Michael Burychka has served as a director of the Company since the Initial Closing. Mr. Burychka is a Partner at Anzu Partners, an investment firm focused on breakthrough technologies, and a Managing Member of Longview Innovation LLC, a strategic business development firm. He has served as a director of Exyn Technologies, Inc. since April 2025. Since May 2025, he has served as Managing Member of Hard Science GP, LLC, an investment management firm managing a portfolio of deep tech companies. He previously held senior positions at Barclays Capital, Lehman Brothers, IP Group PLC, and The Climate Group, where he served as Chief Financial Officer and a board member. His experience includes technology commercialization, early-stage investment, capital raising and building international businesses. The Company believes that Mr. Burychka's experience in technology commercialization, venture investment and capital markets qualifies him to serve as a director.

Andre' DiMino. See “Continuing Director and Executive Officer” for more information. The Company believes that Mr. DiMino's extensive experience managing the Company's businesses, together with his engineering, manufacturing, regulatory and financial experience, qualifies him to continue serving as a director.

Mr. Burychka, Dr. Kleinfeld and Mr. Wasson were identified in connection with the PIPE Financing, and their elections are provided for in the Purchase Agreement and in the Board’s written consent approving the Transaction. Mr. Wasson will serve as the initial Anchor Investor Designee pursuant to the Anchor Investor’s continuing designation right described under “Change in a Majority of the Board of Directors and Management Transition—Anchor Investor Designation Right.” Mr. Burychka is affiliated with Longview, which coordinated the Purchaser group. Each of Mr. DiMino, Mr. Burychka, Dr. Kleinfeld and Mr. Wasson (for so long as the Anchor Investor retains its designation right) is a Covered Director under the Voting Agreement, under which Mr. DiMino and the Purchasers have agreed to vote in favor of his election, as described under “Change in a Majority of the Board of Directors and Management Transition—Voting Agreement.” Other than as described in this Information Statement, there is no arrangement or understanding between any incoming director or executive officer and any other person pursuant to which such person was or is to be selected as a director or executive officer.

During the past ten years, none of the current or incoming directors have been involved in any legal proceeding described in Item 401(f) of Regulation S-K.

CORPORATE GOVERNANCE

Board Leadership Structure

Before the Initial Closing, the Company had one director, Andre’ DiMino, who also served as President, Chief Executive Officer and Chief Financial Officer. Since the Initial Closing, the Board has consisted of Mr. DiMino and Mr. Burychka. Mr. DiMino continues to serve as President, Chief Executive Officer and Chief Financial Officer. Following the Board Effective Time, the Board is expected to be led by an independent non-executive Chairman, Klaus Kleinfeld, with the roles of Chairman and Chief Executive Officer held by separate persons. The Board believes that separating the roles of Chairman and Chief Executive Officer is appropriate for the Company at this time, because it permits the Chief Executive Officer to focus on the management of the Company's business while the Chairman leads the Board in its oversight role.

Board Meetings and Attendance

The Board did not hold any formal meetings or act via written consent during the fiscal year ended March 31, 2026.

The Company does not have a policy regarding director attendance at annual meetings of stockholders and did not hold an annual meeting of stockholders during the fiscal year ended March 31, 2026.

Board Committees

The Company does not currently have separately designated audit, compensation, or nominating and corporate governance committees. The Board as a whole performs the functions of an audit committee. The Board has determined that the Company does not currently have an audit committee financial expert, and the Company continues to seek new board members in order to appoint a separately designated audit committee.

The Board considers the absence of a separate compensation committee appropriate because, before the Initial Closing, it consisted of a single director who also served as the Company’s sole executive officer, and the reconstituted Board is small enough to address compensation matters as a whole until it establishes standing committees. The Board determines the compensation of the Company’s executive officers and directors and has not delegated that authority to any committee, officer, or other person.

During the fiscal year ended March 31, 2026, Mr. DiMino, as the sole director, was the only director who participated in compensation decisions. His compensation for that fiscal year was determined in accordance with his employment agreement, described under “Executive and Director Compensation.” No executive officer other than Mr. DiMino, in his capacity as a director, participated in determining executive or director compensation, and the Company did not engage a compensation consultant. Following the Board Effective Time, all directors are expected to participate in compensation decisions, except that no director will participate in decisions regarding his own compensation.

The Board also considers the absence of a separate nominating and corporate governance committee appropriate because, before the Initial Closing, it consisted of a single director, and the reconstituted Board is small enough to consider director nominees as a whole until it establishes standing committees. All directors participate in the consideration of director nominees. The Board has not adopted a written policy regarding director candidates or specific minimum qualifications. It evaluates each candidate, including any successor Anchor Investor Designee, on a case-by-case basis. The Board does not have a policy regarding director candidates recommended by stockholders because no such recommendations have been received and it believes that evaluating any recommendation on a case-by-case basis is appropriate. Stockholders may submit recommendations in writing to the Company’s principal executive offices, Attention: Chief Executive Officer.

The directors joining the Board in connection with the Transaction were identified by the Purchasers and Longview and are provided for in the Purchase Agreement, rather than through the Company’s ordinary director nomination process. The Board will identify and appoint the Additional Independent Director.

Following the Board Effective Time, the Board as a whole will continue to perform the functions of the audit, compensation, and nominating and corporate governance committees until it establishes standing committees, which it expects to do following the appointment of the Additional Independent Director. The Company intends to pursue a future listing of its Common Stock on the NYSE American or The Nasdaq Capital Market. In connection with any such listing, it expects to establish audit, compensation, and nominating and corporate governance committees composed of independent directors in compliance with the applicable listing requirements of that exchange.

Director Independence

The Company's Common Stock is quoted on the OTCQB Venture Market, which does not impose director independence or board committee requirements on companies, such as the Company, that file reports with the SEC. The Company is not listed on Nasdaq and is not subject to Nasdaq’s board composition requirements, but may pursue a listing on The Nasdaq Capital Market in the future. For purposes of the director independence disclosure in this Information Statement, the Company uses the definition of independence set forth in Nasdaq Listing Rule 5605(a)(2).

The Board determined that Klaus Kleinfeld is independent under that definition. In making this determination, the Board considered Dr. Kleinfeld’s purchase of securities in the PIPE Financing for an aggregate subscription amount of $250,000 on the same terms as the other Purchasers, and concluded that this investment does not interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

The Board determined that Greg Wasson is independent under the same definition. In making this determination, the Board considered that Mr. Wasson is the founder and President of Wasson Enterprise, LLC, which exercises the collective rights of the Anchor Investor, and the manager of Wasson LLC and G&K, which purchased securities in the PIPE Financing for an aggregate subscription amount of $1,250,000 on the same terms as the other Purchasers and are members of the Anchor Investor; the Anchor Investor’s right to designate the Anchor Investor Designee, its consent rights before the Board Effective Time and its information, Board observer and participation rights; Mr. Wasson’s role as an authorized signatory on the Designated Account; and Mr. Wasson’s indemnification agreement with the Company, under which the Company is the indemnitor of first resort relative to Wasson Enterprise, LLC. The Board concluded that these relationships do not interfere with Mr. Wasson’s exercise of independent judgment in carrying out his responsibilities as a director.

The Board has determined that Mr. Burychka is independent under that definition as of the date of this Information Statement. In making this determination, the Board considered Mr. Burychka’s affiliation with Longview, which coordinated the Purchaser group and is the designated payee of the Purchasers’ expense reimbursement, Longview’s purchase of $50,000 of securities in the PIPE Financing, and his authority with respect to the Designated Account.

Mr. DiMino, as President and Chief Executive Officer, is not independent and is not expected to be independent at any time following consummation of the PIPE Financing or the Legacy Business reorganization. The Additional Independent Director will be required to qualify as independent under the listing standards of the principal securities exchange on which the Common Stock is then listed or for which it is then seeking listing.

Board Role in Risk Oversight

The Board as a whole is responsible for the oversight of the Company's risk management, including financial, operational, regulatory, cybersecurity and strategic risks, and exercises that oversight directly and, following the establishment of standing committees, through those committees. Given the Company's FDA-registered manufacturing operations and ISO 13485 certification, the Board also oversees risks relating to regulatory compliance and the maintenance of the Company's Certifications until completion of the Legacy Business reorganization. Management is responsible for the day-to-day identification, assessment and management of risk and reports to the Board on these matters on a regular basis.

Board Diversity

The Company does not have a formal policy regarding the consideration of diversity in identifying director nominees.

Stockholder Communications

Stockholders may communicate with the Company or the Board by writing to the Board, or to any individual director, at ADM Tronics Unlimited, Inc., 224-S Pegasus Avenue, Northvale, New Jersey 07647, Attention: Chief Executive Officer. Communications will be forwarded to the director or directors to whom they are addressed.

Insider Trading and Hedging Policies

The Company has not adopted insider trading policies and procedures governing the purchase, sale and other dispositions of its securities by directors, officers and employees, or by the Company itself. Before the Initial Closing, the Company had one director, who also served as its sole executive officer, a limited number of employees and limited administrative resources, and the Company relied on the federal securities laws to govern trading in its securities by those persons. The Legacy Rights Agreement requires Mr. DiMino to comply with any insider trading policy the Company adopts. The Board expects to consider the adoption of insider trading policies and procedures following the Board Effective Time.

Likewise, the Company has not adopted any practices or policies regarding the ability of its employees (including officers) or directors, or any of their designees, to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s equity securities.

Timing of Option Awards

The Company has not adopted a policy regarding the timing of option awards in relation to the disclosure of material nonpublic information and has not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. The Board expects to consider such a policy in connection with the adoption of the Equity Incentive Plan.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth the compensation awarded to, earned by, or paid to the Company’s named executive officer for the fiscal years ended March 31, 2026 and March 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Comp. ($)	Total ($)
Andre' DiMino, Chief Executive Officer, President and Director (1)	2026	$225,524	$22,500	—	—	—	$248,024
	2025	$108,428	—	—	—	—	$108,428

(1)

Until January 10, 2026, Mr. DiMino’s compensation was governed by his employment agreement with the Company dated January 10, 2013, which provided for a minimum annual salary of $125,000 and a fixed annual bonus equal to 10% of annual salary, which Mr. DiMino waived for the fiscal year ended March 31, 2025. That agreement was superseded by his employment agreement with the Company dated as of January 10, 2026 (the “Employment Agreement”). The amount shown as a bonus for the fiscal year ended March 31, 2026 is the fixed annual bonus for that year under the Employment Agreement, which is accrued and has not been paid. The Employment Agreement has a term of six years from January 10, 2026, automatically extended for successive two-year periods unless either party gives notice of non-renewal at least 120 days before expiration. It provides for base salary at an annualized rate of $225,000, subject to annual increases effective April 1 of each fiscal year, beginning April 1, 2026, of not less than the greater of the increase in the Consumer Price Index for All Urban Consumers (New York - Northern New Jersey) over the preceding twelve months and 3.5% (base salary is currently at an annualized rate of $228,000); a fixed annual bonus equal to 10% of base salary and eligibility for discretionary bonuses and stock option grants; full vesting of stock options upon a change in control or a termination without cause or resignation for good reason; and use of a Company-provided vehicle or reimbursement of up to $15,000 per calendar year of the costs of his own vehicle. Upon a termination without cause or resignation for good reason, whether or not following a change in control, Mr. DiMino is entitled, subject to a release, to a lump-sum severance payment equal to the lesser of two times the sum of his base salary and target annual bonus and an amount that, together with all other payments, equals 2.99 times his “base amount” under Section 280G of the Code, plus, within the same limit, 18 months of continued health and welfare benefits and accelerated vesting of equity awards. Upon expiration of the term following the Company’s election not to renew, he is entitled to accrued obligations and a pro rata portion of the fixed annual bonus. The Employment Agreement also contains a non-competition covenant. The annual increase required effective April 1, 2026 has not been applied in full, and the resulting shortfall in base salary since that date is accrued and payable. Under the Purchase Agreement, Mr. DiMino may use the amount transferred in the Legacy Transfer to pay the accrued fixed annual bonus and base salary, and no such payment is deemed an increase in his compensation.

The Company did not grant stock options, stock appreciation rights, or similar option-like instruments during the fiscal year ended March 31, 2026, and no such awards are outstanding as of the date of this Information Statement.

As of the date of this Information Statement, the Company has not entered into any agreement or arrangement to compensate Mr. Burychka, Dr. Kleinfeld, or Mr. Wasson in connection with their election to or service on the Board, other than indemnification agreements in the form filed as Exhibit 10.3 to the Current Report on Form 8-K. See “Where You Can Find More Information.”

The Company does not currently pay fees to its directors or reimburse them for expenses incurred, and historically, directors who are also employees of the Company have not received, and we do not intend such individuals to receive in the future, additional compensation for their service as directors. The Board has not yet established compensation arrangements for its non-employee directors.

Future Equity Incentive Plan

Following the Board Effective Time, the Company intends to adopt an equity incentive plan for the benefit of employees, directors, and consultants of the Company and its subsidiaries (the “Equity Incentive Plan”). The plan’s share reserve is expected to be between 10% and 15% of the Company’s issued and outstanding Common Stock on a fully diluted basis. Adoption of the plan is subject to approval by the Board and, to the extent required by applicable law or the rules of the Company’s principal trading market, the Company’s stockholders. The Board will determine the final reserve when it adopts the plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The related-person disclosure below covers the period since April 1, 2024 and applies the threshold under Item 404(d) of Regulation S-K: the lesser of $120,000 or one percent of the average of the Company’s total assets at the end of its last two completed fiscal years. Other than as described below or in “Executive and Director Compensation,” the Company has not been a participant in any transaction with a related person required to be disclosed under that standard. The following matters contemplated by the Transaction Documents constitute, or may give rise to, transactions with related persons:

•

The purchase of Shares, Pre-Funded Warrants and Warrants in the PIPE Financing by any Purchaser that is, or that becomes, a director, executive officer, director nominee or holder of more than 5% of the Common Stock, or an immediate family member or affiliate of any such person, including the members of the Anchor Investor, Dr. Kleinfeld and Longview, an entity of which Mr. Burychka is a Managing Member, whose aggregate subscription amounts were $1,250,000, $250,000 and $50,000, respectively, in each case on the same terms as the other Purchasers.

•

The reimbursement by the Company, from the proceeds of the PIPE Financing, of up to $100,000 in the aggregate of reasonable and documented legal, accounting and due diligence expenses of the Purchasers, including expenses incurred by Longview and its counsel on behalf of the Purchaser group and in its capacity as a Purchaser, payable to Longview as the payee designated by the Purchasers; Mr. Burychka is a Managing Member of Longview and may have an indirect interest in any such reimbursement.

•

The Company’s commitment to provide up to $500,000 in aggregate capital to the Legacy Subsidiary through the purchase of Legacy Preferred Stock, including the $200,000 Legacy Transfer required at the Initial Closing, over the use of which Mr. DiMino has sole discretion before the reorganization, including to pay his accrued fixed annual bonus for fiscal 2026 and accrued base salary, in which Mr. DiMino may be deemed to have an interest by reason of his rights under the Legacy Rights Agreement and his expected service as Chief Executive Officer of the Legacy Subsidiary.

•

The Legacy Rights Agreement between the Company and Mr. DiMino, the Company’s Chief Executive Officer and then sole director, and the joinder to be executed by the Legacy Subsidiary, under which Mr. DiMino holds the right, upon specified trigger events, to acquire or to cause a spin-off of the Legacy Business on pre-agreed terms, subject to the approvals described above, consent rights over specified material actions affecting the Legacy Business, information and early-warning rights, and a funding covenant running directly to him, as described under “Matters Not Conditions to Closing: Reverse Stock Split and Legacy Business Reorganization—Contemplated Legacy Business Reorganization.”

•

The Voting Agreement, to which Mr. DiMino is a party in his individual capacity and under which he is a Covered Director, and to which each Purchaser that is a related person, including the members of the Anchor Investor and Dr. Kleinfeld, is a party, as described under “Change in a Majority of the Board of Directors and Management Transition—Voting Agreement.”

•

The indemnification agreements with the Company’s directors and executive officers and the incoming directors, and the directors’ and officers’ liability insurance policy, described under “Change in a Majority of the Board of Directors and Management Transition—Indemnification Agreements and Directors’ and Officers’ Insurance”; and the Employment Agreement, including fiscal 2026 salary of $225,524, the accrued and unpaid fixed annual bonus of $22,500 for fiscal 2026, the accrued shortfall in base salary since April 1, 2026 and Mr. DiMino’s acknowledgment described under “Management Transition.”

•

The Anchor Investor’s right to designate the Anchor Investor Designee, and any participation right, Board observer right, registration right or information right granted to a Purchaser that is a related person.

In approving the Legacy Rights Agreement, the Board, then consisting solely of Mr. DiMino, acknowledged his personal interest, determined that the agreement is fair to the Company as of the time it was authorized, and directed that it be submitted to the reconstituted Board for ratification promptly following the Board Effective Time; the effectiveness of the Legacy Rights Agreement is not conditioned on that ratification. The Voting Agreement was also approved by the Board, then consisting solely of Mr. DiMino, who is a party to it in his individual capacity, and the Board directed that the Company’s covenant in the Voting Agreement to nominate Mr. DiMino be submitted to the reconstituted Board for ratification together with the Legacy Rights Agreement. The Company does not currently have policies or procedures, written or otherwise, for the review, approval or ratification of related person transactions, and none of the transactions described above was reviewed or approved under any such policy. The Board expects to adopt written policies and procedures for the review, approval and ratification of related person transactions following the Board Effective Time.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Company is a party or of which any of its property is the subject.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No action is to be taken by the Company's stockholders in connection with this Information Statement. Except as otherwise described in this Information Statement, no director or executive officer of the Company, no person who is expected to become a director or executive officer of the Company in connection with the Transaction, and no associate of any of the foregoing persons, has any substantial interest, direct or indirect, by security holdings or otherwise, in the Transaction, other than as a result of his or her service in such capacity and (i) in the case of Mr. DiMino, his rights under the Legacy Rights Agreement, including his discretion over the use of the Legacy Transfer, his rights and obligations as a party to the Voting Agreement and the payment of his accrued compensation, (ii) in the case of Mr. Burychka, his affiliation with Longview, Longview’s purchase of securities in the PIPE Financing and any expense reimbursement payable to Longview under the Purchase Agreement, (iii) in the case of Mr. Wasson, his designation by, and membership in, the Anchor Investor and the Anchor Investor members’ purchases of securities in the PIPE Financing, (iv) in the case of Dr. Kleinfeld, his purchase of securities in the PIPE Financing, (v) any other participation in the PIPE Financing by the Purchasers with which any such person is affiliated, and (vi) in the case of each Covered Director, the agreement of the parties to the Voting Agreement to vote in favor of his election.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of Section 12(g) of the Exchange Act and, in accordance therewith, files annual, quarterly and current reports and other information with the Commission. These filings are available to the public without charge on the Commission's website at www.sec.gov. The Company will continue to make its audited annual and unaudited quarterly financial statements, and disclosure of material corporate developments, publicly available through its filings with the Commission.

Additional information concerning the Company, including its audited financial statements, is contained in its Annual Report on Form 10-K for the fiscal year ended March 31, 2026, filed with the Commission on July 10, 2026, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Commission on August 19, 2026, and will be included in the Current Report on Form 8-K, filed with the Commission on October 30, 2026.

Stockholders may request a copy of this Information Statement, without charge, by writing to ADM Tronics Unlimited, Inc., 224-S Pegasus Avenue, Northvale, New Jersey 07647, Attention: Chief Executive Officer, or by telephone at (201) 767-6040.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

ADM TRONICS UNLIMITED, INC.

By: /s/ Andre’ DiMino	Dated: October 30, 2026
Name: Andre' DiMino
Title: Chief Executive Officer, Principal Financial Officer, and Director